May 6, 2010

VIA EDGAR

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lenco Mobile Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Originally filed on April 15, 2010 Filed No. 000-53830

Ladies and Gentlemen:

Lenco Mobile Inc., a Delaware corporation (the "Company"), has written this letter in response to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated April 23, 2010 (the "Comment Letter") relating to the above-referenced Annual Report on Form 10-K.  The Company has amended the Annual Report in response to the Staff's comments raised in the Comment Letter, and is concurrently filing a Form 10-K/A that reflects these revisions.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Critical Accounting Policies and Estimates, page 52

1.
Since you disclose that internal EBITDA is a useful measure of operating performance, you must reconcile it to the most closely comparable GAAP measure of operating performance: net income (loss). Please refer to Item 10 of Regulation S-K.

Response:  The Company has revised its disclosure in the 10-K/A to exclude the reference to EBITDA.

Item 7 Financial Statements and Supplementary Data, page 57

2.
Since Lenco Mobile (as the shell company) acquired the operations of Capital Supreme (Pty) Limited and Lenco Mobile is considered the legal and accounting acquirer, the acquired entity (Capital Supreme (Pty) Limited) is considered the predecessor of the shell company and thus Rule 8-04 of Regulation S-X does not apply. As such, please amend your filing to revise your audited financial statements for the twelve months ended December 31, 2008 to separately present the period from January 1, 2008 through August 10, 2008 for Capital Supreme (Pty) Limited in accordance with U.S. GAAP labeled as the "predecessor" entity. In a separate column, please present the audited financial statements from the period August 11, 2008 (the date of acquisition) through December 31, 2008 for the newly combined company labeled as the "successor" entity in accordance with US. GAAP. The columns for the year ended December 31, 2009 should also be labeled as successor.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 6, 2010

Response:  Following discussion with the Staff, the Company has included in the 10-K/A the audited financial statements for Capital Supreme (Pty) Ltd for the year ended December 31, 2007 and for the period from January 1, 2008 through August 10, 2008.

*           *           *           *

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (805) 308-9199 or our counsel James A. Mercer III at (858) 720-7469 with any questions or further comments you may have regarding this filing or the responses above.

Sincerely, /s/ Michael Levinsohn Michael Levinsohn Chief Executive Officer

cc:	Inessa Kessman, Senior Staff Accountant Scott Hodgdon, Staff Attorney James A. Mercer III, Esq. (via email) Randal E. Gruber, CPA (via email)

W02-WEST:6AAS1\402620992.3